Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 15 DATED NOVEMBER 1, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 13 dated October 16, 2013, which superseded and replaced all previous supplements to the prospectus and Supplement No. 14 dated October 29, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments; and
(3)	placement and termination of debt on certain real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of October 2013, we accepted investors’ subscriptions for, and issued, a total of approximately 24.3 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $242.1 million, consisting of approximately 23.8 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $237.7 million, and approximately 467,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $4.4 million. As of October 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 191.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.9 billion.
Our primary offering was closed to new subscriptions received after September 30, 2013. Our general policy was to accept subscription agreements only if they were received in good order on or before the close of business on September 30, 2013 and the subscriptions were fully funded no later than the close of business on October 31, 2013. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 104 of the prospectus.
As of October 30, 2013, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 57 properties located in 25 states, consisting of approximately 10.8 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired one property between October 11, 2013 and October 30, 2013 for a purchase price of $114.8 million, consisting of approximately 497,000 gross rentable square feet. In connection with the purchase of this property, we paid an affiliate of our advisor aggregate acquisition fees of approximately $2.3 million.

Placement and Termination of Debt on Certain Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Placement of Debt on Certain Real Property Investments” beginning on page 108 of the prospectus.
Unsecured Credit Facility
On October 25, 2013, CCI OP entered into an unsecured credit facility (the Unsecured Credit Facility) providing for up to $900.0 million of borrowings pursuant to a credit agreement (the Unsecured Credit Agreement) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer; Wells Fargo Bank, National Association, as syndication agent; Regions Bank and U.S. Bank National Association, as co-documentation agents; and other lending institutions that are or may become parties to the Unsecured Credit Agreement (collectively, the New Lenders).
The Unsecured Credit Facility includes a $300.0 million term loan (the Term Loan) and allows CCI OP to borrow up to $600.0 million in revolving loans (the New Revolving Loans). Subject to meeting certain conditions described in the Unsecured Credit Agreement and the payment of certain fees, the amount of the Unsecured Credit Facility may be increased up to a maximum of $1.25 billion. The Term Loan matures on October 25, 2018. The New Revolving Loans, letters of credit and “swing line” loans mature on October 25, 2017; however, CCI OP may elect to extend the maturity dates of such loans to October 25, 2018 subject to satisfying certain conditions described in the Unsecured Credit Agreement.
The New Revolving Loans will bear interest at rates depending upon the type of loan specified by CCI OP. For a eurodollar rate loan, as defined in the Unsecured Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR (the Eurodollar Rate) for the interest period, as elected by CCI OP, plus the applicable rate (the Eurodollar Applicable Rate). The Eurodollar Applicable Rate is based upon the overall leverage ratio, generally defined in the Unsecured Credit Agreement as our total consolidated outstanding indebtedness divided by our total consolidated asset value (the New Leverage Ratio), and ranges from 1.60% at a New Leverage Ratio of 45.0% or less to 2.40% at a New Leverage Ratio greater than 60.0%. For base rate committed loans, the interest rate will be a per annum amount equal to the greater of (a) Bank of America’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Unsecured Credit Agreement) plus 0.50%; or (c) one-month Eurodollar Rate plus 1.0% (the Base Rate) plus the applicable rate (the Base Rate Applicable Rate). The Base Rate Applicable Rate is based upon the New Leverage Ratio, and ranges from 0.60% at a New Leverage Ratio of 45.0% or less to 1.40% at a New Leverage Ratio greater than 60.0%. The Unsecured Credit Agreement also includes an interest rate pricing structure should we obtain an investment grade rating. On October 31, 2013, CCI OP executed an interest rate swap agreement with Regions Bank that effectively fixed the variable interest rate of the Term Loan. As such, on October 31, 2013, based on the leverage ratio in effect, the Term Loan effectively bears interest at 3.026%.
As of October 31, 2013, CCI OP had $300.0 million outstanding under the Term Loan and no amounts outstanding under the New Revolving Loans and, based on the underlying collateral pool, approximately $388.4 million available for borrowing under the New Revolving Loans.
Termination of Revolving Credit Facility
On October 25, 2013, when CCI OP entered into the Unsecured Credit Agreement, the Credit Agreement was terminated and no amounts were outstanding under the Credit Facility as of October 25, 2013.
Mortgage Loan
We entered into the following mortgage note secured by a certain property:

Property	Lender	Loan Amount	Interest Rate		Loan Date	Maturity Date
PNC Bank — Philadelphia, PA	People’s United Bank	$41,000,000	4.16%	(1)	7/24/2013	8/3/2020

(1)	We executed a swap agreement, which had the effect of fixing the variable interest rate per annum through the maturity date of the respective loan.
The mortgage note is generally non-recourse to us and CCI OP, but both are liable for customary non-recourse carveouts. The mortgage note may generally be prepaid subject to meeting certain requirements and payment of prepayment premiums as specified in the loan agreement. In the event the mortgage note is not paid off on or before its maturity date, the mortgage loan includes default provisions. Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 5.00%, as specified in the loan agreement.

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